EXHIBIT D


                              [COMDIAL LETTERHEAD]



November 15, 2002



Mr. Ken Clinebell


Re:      Senior Vice President, Chief Financial Officer and Treasurer


Dear Mr. Clinebell:

Comdial Corporation ("Comdial" or the "Company") would like to offer you the position of Senior Vice President, Chief Financial Officer and Treasurer at an annual salary of $180,000, with your employment to commence as of the date of this letter. In addition to the above salary, you will be eligible to be paid a bonus in an amount up to fifty percent (50%) of your annual salary. The terms and conditions of your bonus eligibility are to be established by the Company within sixty (60) days of the date of this letter. Also, you will receive options to purchase 1,200,000 shares of the Company's common stock pursuant to the terms of the Company's 2002 Employee and Non-Employee Director Stock Incentive Plan. Such stock options shall be subject to an exercise price equal to the closing price of the stock as listed in the "Pink Sheets" as of the date of this letter, which price is $0.12 per share. All such stock options shall be subject to vesting in increments of one-third upon each anniversary of your first day of employment, until fully vested and provided that you remain employed by the Company. The number of options to be issued is subject to a pro rata reduction in the event the Company effects a reverse-split of its stock.

No longer than 180 days from the date of this letter, the Company will re-evaluate the compensation package offered to you for your role, with potential consideration to increase your base salary, provide a car allowance and/or increase the number of stock options granted. The review will be performed by the CEO, and any changes in your compensation package are subject to approval by the Compensation Committee of the Company's Board of Directors.

You will also be entitled to receive six (6) months of severance pay after one
(1) year of employment. Such severance shall be paid subject to the terms, conditions and limitations set forth in the Company's existing Executive Severance Plan; provided that, no provisions of the Executive Severance Plan that would otherwise entitle you to severance in excess of that described in this letter shall apply. Notwithstanding the foregoing, if your employment is terminated without "Good Cause," or if you terminate your employment with "Good Reason," within 90 days of a "Change of Control" (as each of those capitalized terms are defined in the Executive Severance Plan), occurring at any time during your employment with the Company, including within the first year, you shall be entitled to receive the severance pay described in this paragraph above.

Mr. Ken Clinebell
November 15, 2002
Page 2




As an employee of Comdial, you will be entitled to all employee benefits currently offered by the Company, including: medical insurance, medical and prescription drug card, dental insurance, short and long-term disability, life insurance, 401(k) plan, educational reimbursement, holidays, sick leave, vacation time, military leave, bereavement leave, voting time off and jury duty leave. Your medical benefits will be effective on your start date. An outline of these benefits is attached. Should you have any benefit questions, please contact Ms. Beverly Korshun, Manager Payroll & Benefits, at (941) 554-5000, ext. 1123.

We look forward to you being part of the Comdial team. If you have any questions I can answer for you, please contact me at (941) 554-5000, ext.1101.

Sincerely,




Nickolas A. Branica
President & CEO

Cc:      Lee Provow, Chairman of the Board
         HR